Exhibit 3.2

C.E.S Consultants, Inc. does hereby agree that the debt owed by Adirondack Pure Springs MT. Water Co., Inc. to C.E.S. Consultants, Inc. for $200, 233.00, including principal and accrued interest will be converted to 20,000 shares of Adirondack Pure Springs MT. Water Co., Inc. Series A Redeemable Preferred Stock.

Commencing January 1, 2001, Adirondack Pure Springs may, at its option, redeem any portion of the preferred stock by paying up to 20% of Adirondack Pure Springs' pre-tax profits of the fiscal year ended December 31, 2000, and each year thereafter until payment of an aggregate of $200,233.00 to the holders of the Series A Preferred Stock, subject to the approval of the Board of Directors of Adirondack Pure Springs.

These shares of Preferred stock will be delivered to C.E.S Consultants on or about August 5th, 1998.

Agreed to:  May 31, 1998



/s/Harry Sackler                     /s/David Sackler

C.E.S. Consultants, Inc.             Adirondack Pure Springs MT. Water Co., Inc.